UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              AMEN Properties, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   023477-20-1
                                   -----------
                                 (CUSIP Number)

                                  John M. James
                          303 W. Wall Street, Ste. 2300
                                Midland, TX 79701
                                 (432) 684-3821
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   03/01/2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




CUSIP No. 023477-20-1
          -----------

(1) Name of Reporting Persons:
I.R.S. Identification Nos. of above persons (entities only):

Bruce E. Edgington
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] Not Applicable
(b) [ ] Not Applicable

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(3) SEC Use Only:

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions):

PF & BK
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(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e): [ ]

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(6) Citizenship or Place of Organization:

United States of America
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(7) SOLE VOTING POWER

      NUMBER OF                                         153,761 shares
      SHARES                                       -----------------------------

      BENEFICIALLY                                 (8)  SHARED VOTING POWER
      OWNED BY
      EACH                                              0
                                                   -----------------------------
      REPORTING                                    (9)  SOLE DISPOSITIVE POWER
      PERSON
      WITH                                              153,761 shares
                                                   -----------------------------

                                                   (10) SHARED DISPOSITIVE POWER

                                                        0
                                                   -----------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
--------------------------------------------------------------------------------

245,974

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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions): [ ]

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(13) Percent of Class Represented by Amount in Row (11):

10.4%
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(14) Type of Reporting Person (See Instructions):

PF and BK
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ITEM 1. SECURITY AND ISSUER
--------------------------------------------------------------------------------

This Statement on Schedule 13D (this "Statement") relates to Common stock, $0.01 par value per share ("Common Stock"), of AMEN Properties, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 303 W. Wall Street, Ste. 2300, Midland, TX 79701.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this Statement is Bruce E. Edgington (the "Reporting Person").

(b) The address of the principal business office of the Reporting Person is 7857 Heritage Dr., Annandale, VA 22003.

(c)  The Reporting Person is a member of the Issuer's Board of Directors.

(d) The Reporting Person has not been convicted in any criminal proceedings during the past five (5) years.

(e) The Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

(f)  The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
All of the reporting person's purchases of Common Stock were made using personal funds. Since September 1994, an aggregate of $963,586 of the reporting person's personal funds were used to purchase 86,125 shares of Common Stock. In addition, the reporting person was awarded 426 shares of Common Stock for services rendered as a director in 1999. Of these 86,551 shares, 5,311 have been sold and 700 have been gifted, leaving an aggregate of 80,540 shares of Common Stock beneficially owned by the reporting person. In addition, in January 2002, the reporting person purchased 20,000 shares of the Company's Series "B" Preferred Stock for $200,000. Funds for this purchase were acquired via a short term revolving line of credit form Citibank. This Series "B" Preferred Stock is convertible into 50,000 shares of Common Stock. On June 13, 2003, Mr. Edgington received 8,721 shares of Common Stock as payment for accrued dividends on Series A and Series B Preferred Stock. During May 2004 the reporting person acquired an indirect ownership as Trustee for Janet A. Edgington Revocable Trust in an additional 2,000 shares of Common Stock, at a purchase price of $4,380. On March 1, 2005 the Bruce Edgington, individually, used $50,000 of personal funds to purchase 3,125 shares of Series "C" Preferred Stock, which are currently convertible into at most 12,500 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person has acquired the Common Stock for investment purposes only and currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The reporting person beneficially owns 245,974 shares of Common Stock, of which 92,213 are represented by 34,321 Warrants and 57,892 Options. The figure for the Common Stock outstanding was taken from the Issuer's latest Quarterly Report on Form 10-Q for the period ended September 30, 2004.

(b)  The Reporting Person has:

1)   153,761 shares as to which he has sole power to vote or to direct the vote;

2)   0 shares as to which he has shared power to vote or to direct the vote;

3) 153,761 shares as to which he has sole power to dispose or to direct the disposition; and

4) 0 shares as to which he has shared power to dispose or to direct the disposition.

(c) Other than that which is disclosed herein, within the 60-day period prior to filing this Statement, the Reporting Person has not engaged in any transaction involving shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships with respect to the Common Stock that requires disclosure pursuant to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of March 10, 2005


By: /s/ Bruce E. Edgington
--------------------------
Bruce E. Edgington